Exhibit 4.6
FIFTH AMENDMENT TO THE
RESTATED ARTICLES OF INCORPORATION
OF
HOME BANCSHARES, INC.
          Pursuant to the Arkansas Business Corporation Act of 1987, Home BancShares, Inc. (the “Corporation”) does hereby adopt the following articles of amendment to its Restated Articles of Incorporation, dated March 12, 1999, as previously amended on October 23, 2003, March 9, 2005, April 18, 2005, and May 9, 2007:
          1. Article THIRD is hereby amended in its entirety to read as follows:
          THIRD: The authorized capital stock (the “Capital Stock”) of this Corporation shall be 50,000,000 shares of voting common stock (the “Common Stock”) having a par value of $0.01 per share, and 5,500,000 shares of $0.01 par value preferred stock (the “Preferred Stock”). The Board of Directors of the Corporation, acting pursuant to the authority contained herein and under Arkansas law, without any vote of the shareholders of the Corporation, may issue shares of Preferred Stock in one or more series and may determine the preferences, limitations, relative rights and terms of the Preferred Stock or any series of shares of the Preferred Stock before the issuance of such shares of Preferred Stock or series of shares of the Preferred Stock. Before issuing any shares of Preferred Stock or any series of shares of the Preferred Stock, the Corporation, if required by Arkansas law, shall file with the Secretary of State of Arkansas Articles of Amendment containing the text of the amendment, preferences, limitations, relative rights and terms of the Preferred Stock or of such series of Preferred Stock.
          Voting Rights. The Common Stock shall have one vote per share on all matters submitted to the shareholders for a vote. No holder of Common Stock shall have the right to cumulate their votes in the election of directors.
          Dividends. Dividends may not be declared unless the requirements for the payment of dividends under Arkansas law are met, and are payable only if and to the extent that the Board of Directors determines that earnings are available. No interest shall be payable on any declared and unpaid dividends.
          EXECUTED this 9th day of January, 2009.

/s/ C. Randall Sims C. Randall Sims, Secretary